Prime Number Acquisition I Corp.

April 19, 2023

Via Edgar

Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Prime Number Acquisition I Corp.
Preliminary Proxy Statement on Schedule 14A Filed April 14, 2023
File No. 001-41394

Dear Mr. Holt:

This letter is in response to the letter dated April 18, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Prime Number Acquisition I Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Schedule 14A”) is being filed to accompany this letter.

Preliminary Proxy Statement on Schedule 14A filed April 14, 2023

General

1. With a view toward disclosure, please tell us whether either of your sponsors is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comments, we added the required disclosures under “Background— U.S. Foreign Investment Regulations” on page 14 and 15 of the Preliminary Schedule 14A accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Dongfeng Wang
Dongfeng Wang Chief Executive Officer

Arila E. Zhou, Esq.

Robinson & Cole LLP